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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Form N-18F-1

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                NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
                    under the Investment Company Act of 1940

                             PAPP FOCUS FUND, INC.
                                  (Registrant)

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     The undersigned registered open-end investment company hereby notifies the
Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of the Notification of Election.

     Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in Phoenix, Arizona on December 17, 1997.



Papp Focus Fund, Inc.                 Papp Focus Fund, Inc.
Corporate Seal
Maryland
                                      By:  /s/ L. Roy Papp
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                                               L. Roy Papp, Chairman
Attest:  /s/ Robert L. Mueller
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             Robert L. Mueller
             Secretary

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